Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-255980
BLACKROCK CREDIT STRATEGIES FUND
Supplement dated July 31, 2025 to the Prospectus and
Statement of Additional Information of BlackRock Credit Strategies Fund,
each dated April 30, 2025, as supplemented to date
This supplement amends certain information in the Prospectus and Statement of Additional Information (“SAI”) of BlackRock Credit Strategies Fund (the “Fund”), each dated April 30, 2025, as supplemented to date. Unless otherwise indicated, all other information included in the Prospectus and SAI that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus and SAI, as applicable.
The following changes are made to the Fund’s Prospectus and SAI, as applicable:
The last sentence of the last paragraph of the sections of the Prospectus entitled “Prospectus Summary — The Fund,” “Management of the Fund — Principal Owners of Shares” and “Plan of Distribution — Common Shares” and the sixth sentence of the section of the SAI entitled “Control Persons and Principal Holders of Securities” are deleted.
The second sentence of the first paragraph of the section of the Prospectus entitled “Prospectus Summary — Period Repurchase Offers” is deleted and replaced with the following:
Subject to applicable law and approval of the Board of Trustees of the Fund (the “Board,” and each of the trustees on the Board, a “Trustee”), for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 5% of the Fund’s outstanding Shares at the NAV applicable to the class of Shares repurchased, which is the minimum amount permitted. It is possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their Shares repurchased.
The third paragraph of the section of the Prospectus entitled “The Fund’s Investments — Investment Objective and Policies — Investment Policies” is deleted and replaced with the following:
A portion of the Private Credit Sleeve is managed by BCIA, as Sub‑Advisor to the Fund. BCIA and the Fund rely on an exemptive order that permits the portion of the Fund managed by BCIA to co‑invest in certain privately negotiated transactions on a side‑by‑side basis with affiliated investment funds advised or sub‑advised by BCIA (or certain Affiliates) and with certain affiliates of BCIA acting in a principal capacity (the “Co‑Investment Order”). Neither the Advisor nor any Sub‑Advisor other than BCIA invests in reliance on the Co‑Investment Order.
The fourth and fifth paragraphs of the risk factor entitled “Competition for Investment Opportunities” are deleted from the section of the Prospectus entitled “Risks — Principal Risks” and replaced with the following:
A portion of the Private Credit Sleeve is managed by BCIA, as Sub‑Advisor to the Fund. BCIA and the Fund rely on exemptive relief that permits the portion of the Private Credit Sleeve managed by BCIA to co‑invest with affiliated investment funds advised or sub‑advised by BCIA (or certain Affiliates) and with certain affiliates of BCIA acting in a principal capacity in certain private transactions where terms other than price are negotiated. Co‑investments in such private transactions made in reliance on the Co‑Investment Order are subject to compliance with the conditions of the Co‑Investment Order. In some instances, the Fund will not be permitted to invest in such privately negotiated transactions where the conditions of the Co‑Investment Order are not able to be satisfied. Only the portion of the Fund’s Private Credit Sleeve that is managed by BCIA relies on the Co‑Investment Order, and co‑investments in reliance on the Co‑Investment Order are permitted only with affiliated investment funds advised or sub‑advised by BCIA (or certain Affiliates) and with certain affiliates of BCIA acting in a principal capacity. With respect to any Fund investment outside of the portion of the Private Credit Sleeve managed by BCIA, the Fund may co‑invest in private credit investments only as permitted by existing regulatory guidance.
Pursuant to the terms of the Co‑Investment Order, any co‑investment under the Co‑Investment Order will be made on equal footing with other affiliated investment funds advised or sub‑advised by BCIA (or certain Affiliates), including the condition requiring that participants in a co‑investment transaction purchase or dispose of the same class of securities, at the same time, for the same price and with substantially the same other terms. In some cases, the requirements of the Co‑Investment Order may result in an investment by the Fund being structured in a manner that differs from how the investment may have been structured if the Fund were not investing in reliance on the Co‑Investment Order. In addition, a majority of the Independent Trustees are required to make certain findings in connection with certain potential co‑investment transactions in reliance on the Co‑Investment Order. To the extent the Fund is able to make co‑investments with other affiliated investment funds advised or sub‑advised by BCIA (or certain Affiliates) in reliance on the Co‑Investment Order, these co‑investment transactions may give rise to conflicts of interest or perceived conflicts of interest among the Fund and the other participating affiliated investment funds.
The second sentence of the risk factor entitled “Potential Conflicts of Interest of the Advisor, Sub‑Advisors and Others” is deleted from the section of the Prospectus entitled “Risks — Principal Risks” and replaced with the following:
BlackRock and its Affiliates provide investment management services to other funds and discretionary managed accounts that may follow investment programs similar (in whole or in part) to that of the Fund.
The fourth sentence in the first paragraph of the section of the SAI entitled “Portfolio Management — Portfolio Manager Potential Material Conflicts of Interest” is deleted and replaced with the following:
In addition, BlackRock, Inc., its affiliates and significant shareholders and any officer, director, shareholder or employee may or may not have an interest in the securities whose purchase and sale BlackRock recommends to the Fund.
The seventeenth and eighteenth paragraphs in the section of the SAI entitled “Portfolio Transactions and Brokerage” are deleted and replaced with the following:
The Advisor and Sub‑Advisors manage and advise numerous funds and accounts (“Client Accounts”), some of which may have investment objectives, and/or utilize investment strategies, that are similar to the Fund’s. As a result, certain investments may be appropriate for the Fund and also for other Client Accounts. The Advisor and each Sub‑Advisor’s allocation of investment opportunities among various respective Client Accounts presents inherent potential and actual conflicts of interest, particularly where an investment opportunity is limited. To address actual and potential conflicts associated with allocation of investments, BlackRock has developed an investment allocation policy (the “Investment Allocation Policy”) and related guidelines. In addition, certain BlackRock investment advisors (such as BCIA) and their respective business units have adopted supplemental allocation policies for making allocation decisions among Client Accounts they manage (together with the Investment Allocation Policy and related guidelines, the “Allocation Policy”). The Allocation Policy is intended to ensure that investment opportunities are allocated on a fair and equitable basis among Client Accounts (including the Fund) over time, taking into account various factors including the Client Account’s investment objective, guidelines and restrictions and other portfolio construction considerations; available capital and liquidity needs; tax, regulatory and contractual considerations; risk or investment concentration parameters; supply or demand for a security at a given price level; size of available investment; unfunded capital commitments or cash availability and liquidity requirements; leverage limitations; regulatory restrictions; contractual restrictions (including with other clients); minimum investment size; relative size; and such other factors as may be relevant to a particular transaction or Client Account. With respect to the portion of the Private Credit Sleeve managed by BCIA, BCIA reserves the right to allocate investment opportunities appropriate for the investment objectives of the Fund and other Client Accounts in any other manner deemed fair and equitable by BCIA, consistent with the Allocation Policy, the Co‑Investment Order and applicable law. The application of the Allocation Policy, the Co‑Investment Order and the foregoing considerations may result in a particular Client Account, including the Fund, not receiving an allocation of an investment opportunity that has been allocated to other Client Accounts following the same or similar strategy, or receiving a smaller allocation than other Client Accounts or an allocation on an other than pro rata basis. Furthermore, as the investment programs of the Fund and the other applicable Client Accounts change and develop over time, additional issues and considerations may affect the Allocation Policy and the expectations of the BlackRock Entities with respect to the allocation of investment opportunities to the Fund and other Client Accounts. BlackRock and the Investment Adviser reserve the right to change the Allocation Policy and guidelines relating thereto from time to time without the consent of or notice to stockholders, subject to the disclosure requirements of applicable law.
Equity securities will generally be allocated among client accounts within the same investment mandate on a pro rata basis. This pro‑rata allocation may result in the Fund receiving less of a particular security than if pro‑ration had not occurred. All allocations of equity securities will be subject, where relevant, to share minimums established for accounts and compliance constraints.
The first sentence of the second paragraph of the section of the SAI entitled “Conflicts of Interest” is deleted and replaced with the following:
BlackRock has proprietary interests in, and may manage or advise with respect to, accounts or funds (including separate accounts and other funds and collective investment vehicles) that have investment objectives similar (in whole or in part) to those of the Fund and/or that engage in transactions in the same types of securities, currencies and instruments as the Fund.
Effective immediately, Charles Park has been appointed by the Fund’s Board of Trustees (the “Board”) to serve as the Fund’s Chief Compliance Officer. Accordingly, effective immediately, the following change is made to the Fund’s SAI:

The table of officers of the Fund who are not Trustees in the section of the SAI entitled “Management of the Fund — Biographical Information” is deleted in its entirety and replaced with the following:

Name and Year of Birth[1,2]	Position(s) Held (Length of Service)	Principal Occupation(s) During Past Five Years
Officers Who Are Not Trustees
Jonathan Diorio 1980	Vice President (Since 2018)	Managing Director of BlackRock, Inc. since 2015.
Lindsey Lorenz 1982	Chief Financial Officer (Since January 2025)	Director of BlackRock, Inc. since 2020; Assistant Treasurer and Director of US Fund Oversight at Janus Henderson Investors from 2017 to 2020.
Jay M. Fife 1970	Treasurer (Since 2018)	Managing Director of BlackRock, Inc. since 2007.
Charles Park 1967	Chief Compliance Officer (Since July 2025)	Chief Compliance Officer of BlackRock Advisors, LLC and other BlackRock US‑registered investment advisers since 2014; Principal of and Chief Compliance Officer for iShares® Delaware Trust Sponsor LLC since 2012 and BlackRock Fund Advisors (“BFA”) since 2006; Chief Compliance Officer for BlackRock Asset Management International Inc. since 2012; Chief Compliance Officer of the Fund from 2018 to February 2024; Chief Compliance Officer of the BlackRock-advised Funds in the BlackRock Multi-Asset Complex and the BlackRock Fixed-Income Complex from 2014 to 2023; Chief Compliance Officer for the BFA‑advised iShares® exchange traded funds from 2006 to 2023.
Lisa Belle 1968	Anti-Money Laundering Compliance Officer (Since 2019)	Managing Director of BlackRock, Inc. since 2019; Global Financial Crime Head for Asset and Wealth Management of JP Morgan from 2013 to 2019.
Janey Ahn 1975	Secretary (Since 2018)	Managing Director of BlackRock, Inc. since 2018.

[1]	The address of each Officer is c/o BlackRock, Inc., 50 Hudson Yards, New York, New York 10001.
[2]	Officers of the Fund serve at the pleasure of the Board.
Investors should retain this supplement for future reference.
PRSAI-CREDX-0725SUP